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                                                                    Exhibit 20.1

              TITAN PHARMACEUTICALS, INC. LETTERHEAD

Company:                             Media:                         Investors:
Robert Farrell                       Mark Padgett                   Dawn Lauer
Executive Vice President & CFO       GCI Group                      GCI Group
650-244-4990                         212-537-8082                   212-537-8088


FOR IMMEDIATE RELEASE

               TITAN ACQUIRES NOVEL AGENT IN CLINICAL TESTING FOR
                    THE TREATMENT OF CONGESTIVE HEART FAILURE

SOUTH SAN FRANCISCO, CA - OCTOBER 16, 2003 - Titan Pharmaceuticals, Inc. (ASE:TTP) announced today that it has acquired a novel product in clinical testing for the treatment of congestive heart failure. The product in development, 3,5-diiodothyropropionic acid, is an orally active analogue of thyroid hormone that has demonstrated in preclinical and clinical studies to date the ability to improve cardiac function, with no significant adverse effects. Beneficial effects demonstrated in these studies include improved cardiac output, as well as improvement in measures of diastolic function. In addition, 3,5-diiodothyropropionic acid, or DITPA, has also demonstrated significant cholesterol and triglyceride lowering capability in pilot clinical testing.

Titan plans to develop DITPA as a potential treatment for congestive heart failure (CHF), and also will evaluate its potential use as a treatment for patients with significantly elevated cholesterol and triglyceride levels.

DITPA has completed Phase I and preliminary controlled Phase II testing, and will begin a randomized, double blind Phase II clinical study in patients with CHF in the next few months. This multicenter study is funded by a $3.8 million government grant from the federal Veterans Administration (VA) system.

Congestive heart failure (CHF) is a syndrome of progressive decrease in cardiac function and inability of the heart to pump sufficient blood for proper function of the lungs, kidneys, and other vital organs and tissues. Symptoms include decreasing activity capacity, shortness of breath, and peripheral and pulmonary edema. There are a total of approximately 9 million people in the U.S. and Europe with CHF. In the U.S., approximately 30% of patients have moderate or severe symptoms (New York Hospital Association Class III or IV), and CHF is the most common hospital discharge diagnosis in the U.S. for patients over 65. Currently, only approximately 50% of patients diagnosed with CHF survive for five years, and only 50% of patients with class IV CHF survive one year. New treatments for CHF are greatly needed to improve symptoms, enhance cardiac function, and avoid dangerous and progressive complications of congestive heart failure.

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Current treatments for congestive heart failure include angiostensin converting enzyme (ACE) inhibitors and diuretics that act to reduce fluid volume load, and beta-blockers.

DITPA represents a potential new class of agents for CHF, based upon the central role of thyroid hormone in regulating cardiovascular function.

Scientists have previously recognized the important cardiovascular actions of thyroid hormone and its potential beneficial effects on the heart and peripheral blood vessels. In fact, thyroid hormone itself is currently used in the acute post-surgical hospital setting to support the heart after cardiopulmonary bypass in heart surgery patients.

Thyroid hormone is known to have numerous effects on the heart and blood vessels, including decreasing arterial and venous resistance, increasing venous return to the heart, and increasing the effectiveness of cardiac contraction. Collectively, these actions are believed to be potentially beneficial in patients with CHF. Thyroid hormone itself, however, also significantly increases heart rate, and this effect is undesirable in patients with CHF.

DITPA is a thyroid hormone analogue that was synthesized and selected based upon its ability to significantly improve cardiac function in experimental models of heart failure without significantly increasing heart rate. Specifically, when DITPA was administered alone or in combination with captopril in animal models of heart failure, cardiac output was improved and left ventricular end diastolic pressure was decreased, without significantly increasing heart rate. In addition, DITPA improved the time for ventricular relaxation, indicating a beneficial effect on diastolic function. (1)

DITPA has demonstrated similar potentially beneficial effects in preliminary human testing. A double-blind, placebo controlled Phase II study in 19 patients with moderately severe (NYHA Class II-III) heart failure demonstrated a significant improvement in cardiac index, a significant decrease in systemic vascular resistance, and no significant increase in heart rate. These study results also supported a beneficial effect of DITPA on diastolic function. (2) In addition, results from this study as well as previous preclinical testing suggest that DITPA is compatible with other current treatments such as ACE inhibitors.

In addition to the above positive effects on cardiovascular function, patients receiving DITPA in this study also demonstrated an approximate 24% reduction in serum cholesterol, as well as a 35% reduction in triglycerides over the course of the 4 week study. Given that coronary artery disease is a major cause of congestive heart failure, the Company believes this lipid lowering activity may be a useful and novel property of DITPA in the treatment of CHF. This property may also be useful in the treatment of patients with isolated significant hyperlipidemia.

Based upon the favorable initial results of clinical testing, DITPA has received a $3.8 MM grant from the Department of Veterans Affairs Cooperative Studies Program to fund a 150 patient, double blind, placebo controlled Phase II study in patients with moderately severe CHF, which is scheduled to commence in Q1 2004.

Titan acquired DITPA through the acquisition of Developmental Therapeutics, Inc.
(DTI), a private company established to develop DITPA, and the exclusive licensee of recently issued U.S. and pending international patent applications covering DITPA. Titan acquired DTI in an all stock transaction for 1,187,500 shares of Titan common stock, and made a cash payment of $171,250 to the licensor of the technology. An additional payment of 750,000 shares of Titan common stock will also be made upon the achievement of positive pivotal study results or certain other similar substantial milestones.

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"We are very pleased to acquire this novel agent in development for congestive heart failure," stated Dr. Louis R. Bucalo, Chairman, President and CEO of Titan. "DITPA represents a potentially new approach to treatment with a novel mechanism of action."

An expert advisory group has been established to help guide the further development of DITPA, including Dr. Jay Cohn, Professor of Medicine, Cardiovascular Division, Department of Medicine at the University of Minnesota; Dr. Milton Packer, Dickinson W. Richards Jr. Professor of Medicine, Professor of Pharmacology, Chief of the Division of Circulatory Physiology at Columbia University, College of Physicians and Surgeons and Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center in New York City; Dr. Paul Ladenson, Professor of Medicine, Director of the Division of Endocrinology & Metabolism at John Hopkins School of Medicine; Dr. Eugene Morkin, C. Leonard Pfeiffer Professor of Medicine, Co-Director Sarver Heart Center, University of Arizona Health and Sciences Center; and Dr. Steven Goldman, Professor of Medicine and Surgery, Chief of Cardiology, Southern Arizona VA Healthcare System.

"DITPA represents a potentially significant advance in the treatment of congestive heart failure because of its broad spectrum of activity on the heart and peripheral vasculature," stated Dr. Eugene Morkin, C. Leonard Pfeiffer Professor of Medicine, and Co-Director, Sarver Heart Center, University of Arizona Health and Sciences Center. "The ability of DITPA to potentially improve cardiac output without increasing heart rate is very promising. This unique physiological mechanism of action places DITPA in a new class of therapy for the treatment of this disease."

ABOUT TITAN PHARMACEUTICALS
Titan Pharmaceuticals, Inc. (ASE: TTP) is a biopharmaceutical company focused on the development and commercialization of novel treatments for central nervous system disorders, cancer and other serious and life-threatening diseases. Titan's numerous products in development utilize novel technologies that have the potential to significantly improve the treatment of these diseases. Titan also establishes partnerships with multinational pharmaceutical companies and government institutions for the development of its products.

The press release may contain "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements include, but are not limited to, any statements relating to the Company's development program and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company's drug candidates, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug candidates that could slow or prevent product development or commercialization, the uncertainty of patent protection for the Company's intellectual property or trade secrets and the Company's ability to obtain additional financing if necessary. Such statements are based on management's current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.

                                      # # #

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REFERENCES

(1) Morkin E, Pennock G, Spooner P, Bahl J, Goldman S. Clinical and Experimental Studies on the Use of 3,5-Diiodothyropropionic Acid, a Thyroid Hormone Analogue, in Heart Failure. Thyroid 2002:12(6):527-533.

(2) Morkin E, Pennock G, Spooner P, Bahl J, Underhill Fox K, Goldman S. Pilot Studies on the Use of 3,5-Diiodothyropropionic Acid, a Thyroid Hormone Analog, in the Treatment of Congestive Heart Failure. Cardiology 2002:97:218-225.



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